EARLY WARNING RELEASE

(Montréal, March 20, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that it has subscribed for and received from Highland Copper Company Inc. (TSXV:HI) ("Highland") 25,000,000 units for a price of $0.10 per unit in connection with the closing of the third tranche of Highland’s previously announced private placement (the "Private Placement"). Each Unit is comprised of one common share and one half of a common share purchase warrant. Each whole warrant entitles Osisko to acquire one common share at a price of $0.15 for a period of one year following the closing date of the Private Placement (the "Private Placement Warrants"). The Private Placement was originally announced by Highland on November 30, 2016.

Immediately prior to the closing of the Private Placement, Osisko held (i) 33,420,434 common shares of Highland, and (ii) warrants entitling Osisko to purchase 2,000,000 common shares of Highland (the “Warrants”). Assuming the exercise of the Warrants, Osisko would own 35,420,434 common shares of Highland, representing approximately 16.8% of Highland’s common shares that would be issued and outstanding. Immediately following the closing of the Private Placement, Osisko owns, beneficial ownership of, or control and direction over (i) 58,420,434 common shares of Highland, representing approximately 16.1% of Highlands’s issued and outstanding common shares, (ii) 12,500,000 Private Placement Warrants and, (iii) the Warrants. Assuming the exercise of the Warrants and of the Private Placement Warrants, Osisko would own 72,920,434 common shares of Highland, representing approximately 19.4% of Highland’s common shares that would be issued and outstanding.

Osisko acquired the Shares described in this press release for investment purposes and in accordance with applicable securities laws. Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of Highland in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Highland and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Private Placement described above will be available on SEDAR under Highland’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and streams, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0-3.5% NSR royalty on the éléonore Mine (Canada) and a silver stream on the Gibraltar Mine (Canada). It maintains a strong financial position with cash resources of $499.2 million at December 31, 2016 and has distributed $30.8 million in dividends to its shareholders during the past nine consecutive quarters. Osisko also owns a portfolio of publicly held resource companies, including a 15.0% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd., and 18.5% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com